Exhibit 99.1

WiMi Hologram Cloud Inc. Announces Merger of VIYI Algorithm Inc. and Venus Acquisition Corporation

Beijing, June 10, 2021

WiMi Hologram Cloud, Inc. (“WiMi” or the “Company”) (NASDAQ: WIMI) today announced that WiMi, VIYI Algorithm Inc., (“VIYI Algo”), a company controlled by WiMi, and Venus Acquisition Corporation (Nasdaq: VENA) (“Venus”), a publicly traded special purpose acquisition company, have entered into a definitive merger agreement. A newly created merger subsidiary of Venus will be merged with and into VIYI Algo with VIYI Algo being the surviving entity and becoming Venus’s wholly owned subsidiary. Upon closing of the transaction, Venus will change its name to MicroAlgo Inc. and continue as a Cayman Islands exempted company.

The merger is structured as a stock for stock transaction and is intended to qualify as a tax-free reorganization. The terms of the merger provide for a valuation of VIYI Algo and its subsidiaries and businesses of US $400,000,000. VIYI Algo is dedicated to the development and application of bespoke central processing algorithms. Central processing algorithms refer to a range of computing algorithms, including analytical algorithms, recommendation algorithms, and acceleration algorithms. VIYI Algo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of VIYI Algo’s services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. VIYI Algo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for VIYI Algo’s long-term development.

Currently, VIYI Algo is focused on developing and delivering central processing algorithm solutions to customers engaged in internet advertisement and gaming, and intelligent chips. VIYI Algo’s customer base is rapidly growing due to a general demand for more efficient data processing in various industries driven by the growing internet population and prevalence of AI. In the mid-to-long term, VIYI Algo will continue to adhere to its strategic mindset. By improving upon each iteration of VIYI Algo’s one-stop intelligent data management solutions made possible by its proprietary central processing algorithm services, VIYI Algo can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

The boards of directors for both Venus and VIYI Algo have approved the proposed merger, which is expected to be completed by the end of third quarter of 2021, subject to, among other things, the approval by Venus’ shareholders of the merger and other customary closing conditions, such as the U.S. Securities and Exchange Commission (the “SEC”) completing its review of the registration/proxy statement and Nasdaq’s approval for listing shortly.

Advisors

DLA Piper is acting as U.S. legal advisor to WiMi Hologram Could Inc. and VIYI Algorithm Inc. Maples and Calder (Hong Kong) LLP is acting as Cayman Islands legal advisor to VIYI Algorithm Inc. and Zhuo Ne Law Firm is acting as its PRC advisor.

Becker & Poliakoff is acting as U.S. legal advisor to Venus and Ogier is acting as its Cayman Islands legal advisor.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

ABOUT VIYI ALGO

VIYI Algo is dedicated to the development and application of bespoke central processing algorithms. VIYI Algo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of VIYI Algo’s services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. VIYI Algo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for VIYI Algo’s long-term development.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NO ASSURANCES

There can be no assurance that the proposed merger will be completed, nor can there be any assurance, if the merger is completed, that the potential benefits of combining the companies will be realized. The description of the merger contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the Merger, copies of which will be filed by Venus with the SEC as an exhibit to a Current Report on Form 8-K.

PARTICIPANTS IN THE SOLICITATION

Venus, VIYI Algo, certain shareholders of VIYI Algo, including WiMi, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Venus ordinary shares in respect of the proposed transaction. Information about Venus’s directors and executive officers and their ownership of Venus’ common stock is set forth in Venus’s prospectus filed with the SEC on February 10, 2021. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Jack Wang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com